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                                                            August 30, 2005


Mathew Franker, Esq.
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


     Re: Allied Waste Industries, Inc. Registration Statement on Form S-4 (File No. 333-126239)

Dear Mr. Franker,

        Allied Waste Industries, Inc. is requesting that the acceleration of the effective date for the Registration Statement referred to above in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, be hereby cancelled.


                                   Sincerely yours,

                                   /s/ Steven M. Helm
                                   -------------------
                                   Steven M. Helm
                                   Executive Vice President and General Counsel